

June 12, 2018

Teck Siong Lim
Chief Financial Officer
Emerald Data Inc.
Avenida Dr.Rodrigo Rodrigues
No.223-225. Edif Nam Kwong.
8 Andar J2. Macau

>   **Re: Emerald Data Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2017**
>   **Filed December 14, 2017**
>   **File No. 333-200629**

Dear Mr. Lim:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 22

1. Please revise to provide a conclusion on the effectiveness of disclosure controls and procedures as of August 31, 2017.

2. Please revise to disclose whether there was any change in your internal control over financial reporting during the most recent fiscal quarter (as opposed to the year ended August 31, 2016) that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

<u>Management's Report on Internal Control over Financial Reporting, page 22</u>

3. Please revise the introductory paragraph to disclose that management assessed the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, August 31, 2017.

<u>Signatures, page 27</u>

4. Please refer to the signature page of Form 10-K and General Instruction D(2)(a) to Form 10-K and revise the signature page to include the signatures of your principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 if you have questions regarding our comments or related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products